Airgain, Inc.

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130

August 8, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airgain, Inc.
Registration Statement on Form S-1
File No. 333-212542

Dear Mr. Spirgel:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Airgain, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, August 10, 2016, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

AIRGAIN, INC.

By:	/s/ Leo Johnson
Leo Johnson
Chief Financial Officer

cc:	Charles Myers, Airgain, Inc.
Jonathan R. Zimmerman, Esq., Faegre Baker Daniels LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP